Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

Standard Text:

[Company’s or Trust’s Logo here]

Hi {fname}, this is {agent_first_name} with the Broadridge Proxy Services Center, on behalf of your investment with FS Specialty Lending Fund.

Our records indicate that you have not voted for the Special Meeting of Shareholders. Please make sure to VOTE YOUR SHARES TODAY!

To review the disclosures associated with this, please click the following link.

[Insert disclosure Link]

To prevent any additional correspondence or phone calls, please contact us at 844-202-3147, or vote using the link below.

[Individual Link here]

End of Campaign Text:

[Company’s or Trust’s Logo here]

Hi {fname}, this is {agent_first_name} with the Broadridge Proxy Services Center, on behalf of your investment with FS Specialty Lending Fund.

Our records indicate that you have not voted for the Special Meeting of Shareholders, with just 3 days until the meeting, please make sure to VOTE YOUR SHARES TODAY!

To review the disclosures associated with this, please click the following link.

[Insert disclosure Link]

To prevent any additional correspondence or phone calls, please contact us at 844-202-3147, or vote using the link below.

[Individual Link here]

Adjourned campaign text:

[Company’s or Trust’s Logo here]

Hi {fname}, this is {agent_first_name} with the Broadridge Proxy Services Center, on behalf of your investment with FS Specialty Lending Fund.

The Special Meeting of Shareholders has been adjourned. You should have received proxy materials requesting your vote on important matters related to the fund but, according to our records, you have not voted your shares. Please make sure to VOTE YOUR SHARES TODAY!

To review the disclosures associated with this, please click the following link.

[Insert disclosure Link]

To prevent any additional correspondence or phone calls, please contact us at 844-202-3147, or vote using the link below.

[Individual Link here]